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                                                                   Exhibit 4.4

           AMENDMENT NO. 3 TO THE BARRA STOCK OPTION PLAN

WHEREAS, BARRA, Inc., a Delaware corporation (the "Company") has adopted and implemented the BARRA Stock Option Plan (the "Plan").

WHEREAS, Section 9(c) of the Plan currently states that if an Optionee is permitted to exercise an Option by delivering shares of Common Stock, an option agreement for Options granted pursuant to the Plan may include provisions authorizing the Optionee to exercise the Option, in whole or in part, by (i) delivering whole shares of the Company's Common Stock previously owned by such Optionee having a fair market value equal to the option price; or (ii) directing the Company to withhold from the shares that would otherwise be issued upon exercise of the Option that number of whole shares having a fair market value equal to the Option Price.

WHEREAS, Section 9(g) of the Plan currently provides that when an Optionee is required to pay to the Company tax withholding obligations arising from the exercise of an Option granted under the Plan, the Optionee may elect to make such payment, or increased payment as the Optionee elects to make, up to the maximum federal, state and local marginal tax rates, including any related obligations under the Federal Insurance Contribution Act, applicable to the Optionee and the particular transaction, by delivery of shares already owned by the Optionee or by directing the Company to withhold from shares that would otherwise be issued upon exercise of the Option, that number of whole shares having a fair market value equal to the amount of tax required or elected to be withheld.

WHEREAS, it is in the best interest of the Company to amend Section 9(c) and
Section 9(g) in order to satisfy accounting rules issued by the Financial Accounting Standards Board of the Financial Accounting Foundation (FASB) so that "fixed award" accounting will be applied to stock option grants pursuant the Plan.

WHEREAS, it is also in the best interest of the Company to amend Section 9(c) to permit "same-day sale" commitments as valid consideration for the exercise price of the Options.

WHEREAS, Section 13 of the Plan reserves to the Company's Board of Directors the power to amend the Plan, subject to stockholder approval in certain respects.

NOW THEREFORE, the Plan is amended effective as of August 5, 1999, subject to applicable regulatory approval, if any, as follows:

     1. Section 9(c) of the Plan shall be amended by deleting the entire section and replacing it with the following:

     "If an Optionee is permitted to exercise an Option by delivering shares of the Company's Common Stock to the Company or selling shares of the Company's Common Stock, the


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     option agreement covering such Option may include provisions authorizing the Optionee to exercise the Option, in whole or in part, (i) by delivering whole shares of the Company's Common Stock previously owned by such Optionee for at least six (6) months prior to the date of exercise of the Option (whether or not acquired through prior exercise of a stock option) having a fair market value equal to the option price; or (ii) through a "same-day sale" commitment from the Optionee and a dealer of the National Association of Securities Dealers. Shares of the Company's Common Stock delivered pursuant to subsection (i) above shall be valued at their fair market value at the close of the last business day immediately preceding the date of exercise of the Option, as determined by the Committee. Any balance of the Option price shall be paid in cash. Any shares delivered to the Company pursuant to subsection (i) above shall not become available for purposes of the Plan and for Options subsequently granted thereunder. After the Registration Date, any exercise of an Option under this Section 9(c) by any person subject to short-swing trading liability under Section 16(b) of the Exchange Act shall comply with the relevant requirements under Rule 16b-3(d) or (e) of the Exchange Act."

     2. Section 9(g) of the Plan shall be amended by deleting the first paragraph which begins with "When an Optionee" and ends with "after the Tax Date" and replacing such paragraph with the following:

     "When an Optionee is required to pay to the Company an amount with respect to tax withholding obligations in connection with the exercise of an Option granted under the Plan, the Optionee may elect, prior to the date the amount of such withholding tax is determined (the "Tax Date"), to make such payment by : (i) delivering cash; (ii) delivering part or all of the payment in previously owned stock (whether or not acquired through the prior exercise of a stock option), provided that such stock has been held by the Optionee for at least six (6) months prior to the date of exercise of the Option ("Delivery of Stock"); or (iii) irrevocably directing the Company to withhold from the shares that would otherwise be issued upon exercise of the Option that number of whole shares having a fair market value equal to the amount of tax withholding obligations. (a "Withholding Election"). In the event that the Optionee elects to satisfy the tax withholding obligations by Delivery of Stock or a Withholding Election, the shares delivered or withheld, as the case may be, are only to meet required tax withholding obligations based on the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income, and the shares cannot be delivered or withheld, as the case may be in excess of the minimum number required to satisfy such tax withholding obligations. If an Optionee's
     Tax Date is deferred beyond the date of exercise and the Optionee makes a Withholding Election, the Optionee will receive the full amount of Shares otherwise issuable upon exercise of the Option minus the number of Shares necessary to satisfy his or her minimum tax withholding obligations measured on the date the Option is exercised, with adjustments to be made in cash after the Tax Date."


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By authority of the Board of Directors pursuant to their respective actions specified above, the Chief Financial Officer of the Company has executed this document as of August 5, 1999.

                                        BARRA, INC.


                                        /s/ James D. Kirsner
                                        --------------------
                                        James D. Kirsner
                                        Chief Financial Officer











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